                                                                    Exhibit 8.01


ERNST & YOUNG LLP              1111 Summer Street           Phone:  203 326 8200
                               Stamford, Connecticut 06905  Fax:    203 358 9644



April 27, 1998



ATMI, Inc.
7 Commerce Drive
Danbury, CT  06810

Pursuant to your request, this letter provides our opinion concerning certain Federal income tax consequences which would arise from consummation of the merger (the "Merger") set forth in the Merger Agreement dated as of February 19, 1998, by and among ATMI, Inc. ("ATMI"), Glide Acquisition, Inc. ("Glide"), and NOW Technologies, Inc. ("NOW") (the "Merger Agreement").

In rendering this opinion, we have relied upon: the Merger Agreement; the Statements of Facts and Representations received from the managements of ATMI and NOW; and the Registration Statement filed with the Securities and Exchange Commission with respect to the ATMI Stock to be issued in the Merger (the "Registration Statement") (collectively, "the Documents"). Any defined terms used herein and not otherwise defined herein have the meaning set forth in the Documents.

You have represented to us that the Documents provide an accurate and complete description of the facts and circumstances concerning the Merger, that the copies provided to us are accurate and the signatures genuine. We have made no independent determination regarding such facts and circumstances and, therefore, have relied upon the Documents with regard thereto for purposes of this letter.

We understand that you will include a reference to Ernst & Young LLP, and a summary of our opinion and a copy of our opinion as an exhibit to the Registration Statement to be filed with the Securities and Exchange Commission. We consent to such reference and summary and the inclusion of our opinion therein.

                        FEDERAL INCOME TAX CONSEQUENCES

Based upon the information contained in the Documents, we are of the opinion that the following Federal income tax consequences will result from the Merger:

      Ernst & Young LLP is a member of Ernst & Young International, Ltd.

ERNST & YOUNG LLP

ATMI, Inc.                                                        April 27, 1998
                                                                          Page 2

(1) The Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and ATMI, Glide, and NOW will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

(2) Neither NOW nor ATMI will recognize any gain or loss as a result of the Merger.

(3) No gain or loss will be recognized by a holder of NOW Stock who receives solely shares of ATMI Stock upon the conversion of such holder's shares of NOW Stock into ATMI Stock. A holder of NOW Stock who receives cash in lieu of a fractional interest in a share of ATMI Stock will recognize gain or loss, which will be capital gain or loss, equal to the difference between the amount of cash received and the ratable portion of the holder's tax basis in the shares of NOW Stock being converted pursuant to the Merger that is allocated to such fractional interest.

(4) The tax basis of the shares of ATMI Stock received by a former holder of NOW Stock pursuant to the Merger in the aggregate will be the same as the holder's tax basis in the shares of NOW Stock being converted pursuant to the Merger, reduced by the ratable portion of such tax basis that is allocable to any fractional interest in a share of NOW Stock with respect to which the cash is being received.

(5) The holding period of the shares of ATMI Stock received by a former holder of NOW Stock pursuant to the Merger will include the holder's holding period with respect to the shares of NOW Stock being converted pursuant to the Merger.

6) The exchange of options to purchase NOW Stock for options to purchase shares of ATMI Stock, to be determined in accordance with the Exchange Ratio, and subject to the provisions of the NOW Technologies, Inc. 1997 Stock Option Plan and the NOW Technologies, Inc. 1987 Stock Option Plan, will not cause NOW option holders to realize taxable income at the date of the exchange.

ERNST & YOUNG LLP

ATMI, Inc.                                                        April 27, 1998
                                                                          Page 3


                                SCOPE OF OPINION

The scope of this opinion is expressly limited solely to the Federal income tax issues specifically addressed in (1) through (6) in the section entitled "FEDERAL INCOME TAX CONSEQUENCES" above. Specifically, our opinion has not been requested, and we have made no determination nor expressed any opinion on any other issues, including, but not limited to, any state and local, foreign, consolidated return, employee benefit, and Section 382 issues, or alternative minimum tax consequences to the parties to this transaction. Further, no opinion is expressed as to: (i) the qualification of the Merger as a statutory merger under state law; and (ii) any valuation issues which may arise in connection with the Merger.

Our opinion, as stated above, is based upon our analysis of the Internal Revenue Code of 1986, as amended, the Treasury Regulations, current case law, and published Internal Revenue Service ("IRS") authorities. The foregoing are subject to change, and such change may be retroactively effective. No assurance can be provided as to the effect of any such change upon our opinion. In addition, our opinion is based on the information contained in the Documents. Any variation or differences in the Documents may affect our opinion, perhaps in an adverse manner. We have undertaken no obligation to update this opinion for changes in facts or law occurring subsequent to the date thereof.

This letter represents our views as to the interpretation of existing law and is not binding on the IRS or the courts. No assurance can be given that, if the matter were contested, the IRS or a court would agree with these opinions.


                                             Very truly yours,



                                             /s/ Ernst & Young LLP